Exhibit 99.3

Building Your Future, Together

The Real Brokerage Inc. (the “Company” or “Real”) is a real estate technology company that uses an innovative approach to change the way people buy and sell homes. Real’s model focuses on creating value and financial opportunity for agents, enabling them to deliver a better experience to their clients.

Real creates financial opportunities for agents in four key ways:

Keep more commission

Our unique compensation structure favors the agent, allowing them to keep 85%-100% of commissions.

100% Mobile Brokerage Services

We are 100% mobile – so agents have what they need to close the deal at their fingertips and aren't paying for unused office space.

Build Equity

Agents can earn equity through Real's incentive program that allows them to share in the wealth as they help to build a more valuable company

Earn More With Revenue Sharing

Agents can earn a share of revenue generated by agents referred to Real. Each referral by an agent earns that agent 5% of such referred agents' gross commission income up to an annual cap.

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2024 Highlights

Real was incorporated under the laws of the Business Corporations Act (British Columbia) on February 27, 2018, and was a capital pool company. On June 5, 2020, the Company acquired all of the issued and outstanding common shares of Real Technology Broker Ltd., a private corporation incorporated under the laws of Israel, and changed its name to The Real Brokerage Inc. On June 15, 2021, the common shares (as defined below) commenced trading on the NASDAQ Capital Market (“NASDAQ”) under the trading symbol “REAX”. The Company’s principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and its registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia. V6C 2B5. The Company is a “reporting issuer” in all of the provinces and territories of Canada.

Real provides brokerage services for the real estate market in the United States and Canada. On December 31, 2024, Real was licensed in 50 states and the District of Columbia in the United States and in Alberta, Ontario, British Columbia, and Manitoba, Canada. Real’s fast-growing network of agents allows for strong relationship building, access to a nationwide referral network and seamless expansion opportunities.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 6, 2025

This Management’s Discussion and Analysis (the “MD&A”) provides a discussion of the operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the period ended December 31, 2024, and 2023. This report should be read in conjunction with the consolidated financial statements and related notes for the period ended December 31, 2024 and 2023 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries.

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). All dollar amounts are presented in U.S. dollars unless otherwise stated.

The purpose of this MD&A is to provide investors with a clear understanding of the Company’s performance, including its strategic initiatives, operational trends, and financial results. It also discusses key developments that may impact future performance and outlines the risks and opportunities that Real faces in the evolving real estate technology landscape.

This document includes forward-looking statements that reflect the Company’s expectations, projections, and future plans. These statements are subject to risks and uncertainties, which may cause actual results to differ materially. Readers are encouraged to review the “Caution Regarding Forward-Looking Information” section for further details on these risks.

As a growing real estate technology company, Real is focused on expanding its agent network, enhancing its proprietary technology platform, and diversifying its revenue streams through ancillary services. The following sections provide a discussion of our recent developments, operational highlights, financial performance, and future expectations.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;
●	the Company’s expected working capital;
●	the Company’s business plans and strategies including targets for future growth;
●	the development of the Company’s business;
●	expectations regarding the real estate industry;
●	expectations regarding the development, launch and adoption of new technologies, including Real Wallet, Leo for Clients, and Leo CoPilot, and their expected features;
●	expectations with respect to future opportunities;
●	capital expenditure programs and future capital requirements;
●	supply and demand fundamentals for services of the Company;
●	the Company’s plans and funding for planned development activities and the expected results of such activities;
●	the Company’s treatment under governmental and international regulatory regimes; and
●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to:

●	the impact of macroeconomic conditions on the strength of the residential real estate market;
●	an extended slowdown in some or all of the real estate markets in which we operate;
●	the future operational and financial activities of the Company generally;
●	fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities;
●	the impact of inflation or a higher interest rate environment;
●	reduced availability or increased cost of mortgage financing for homebuyers;
●	increased interest rates or increased competition in the mortgage industry;
●	our inability to successfully execute our strategies, including our strategy regarding Real Wallet, Leo for Clients, Leo CoPilot and our strategy to grow our ancillary mortgage broker and title operations;
●	Our inability to launch Leo for Clients with all expected features;
●	the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods;
●	the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to the lawsuit in which we were named, as well as potential future lawsuits in which we are named;
●	a reduction in customary commission rates and reduction in the Company’s gross commission income collection;
●	new laws or regulatory changes that adversely affect the profitability of our businesses;
●	risks related to information technology failures or data security breaches;
●	the effect of cybersecurity incidents and threats;
●	our ability to attract and retain highly qualified employees;
●	our inability to retain agents, or maintain our agent growth rate;
●	the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future;
●	the Company’s potential inability to comply with the regulatory bodies governing its activities;
●	the impact of competition on the Company;
●	our ability to obtain or maintain adequate insurance coverage;
●	the effects of weather conditions and natural disasters on our business and financial results;
●	our ability to maintain our company culture;
●	the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses;
●	the effects of negative publicity;
●	our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing; changes in law that have a negative impact on our business; and
●	the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors set forth under the heading “Risks and Uncertainties”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

CORPORATE INFORMATION

The Real Brokerage Inc. (formerly ADL Ventures Inc.) was incorporated under the laws of the Business Corporations Act (British Columbia) (“BCBCA”) on February 27, 2018. Originally a capital pool company, Real completed a qualifying transaction on June 5, 2020, acquiring all of the issued and outstanding shares of Real Technology Broker Ltd., an Israel-based private corporation, and changed its name to The Real Brokerage Inc.

The Company’s principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

The common shares of the Company (“Common Shares”) are listed and traded on the NASDAQ under the symbol “REAX”. The Company is a “reporting issuer” in all the provinces and territories of Canada.

SUBSEQUENT EVENTS

To support our continued growth, on February 13, 2025, Real announced several changes to its brokerage model in the U.S. and Canada.

●	For U.S. Agents: Effective May 1, 2025, the Broker Review, E&O insurance, and Processing of Transactions (“BEOP”) Fee, will be renamed the Compliance and Broker Review Fee and increase from $30 USD to $40 USD per transaction.
●	For Canadian Agents: A $40 CAD Compliance and Broker Review Fee will be introduced, the annual cap will increase from $12,000 CAD to $15,000 CAD, post-cap transaction fees will rise from $275 CAD to $375 CAD, and post-Elite transaction fees will increase from $129 CAD to $175 CAD, to better align with U.S. fees and exchange rates. Additionally, Revenue Share payments in Canada will continue to be paid on up to the first $12,000 CAD of Real’s commission split. These changes will go into effect on April 1, 2025, for new agents and on an agent’s first Anniversary Date occurring on or after May 1, 2025 for all existing agents.
●	For Both U.S. and Canadian Agents: Effective April 1, 2025, the post-cap bonus for agents who participate in Real’s agent Stock Purchase Plan will decrease from 20% to 15%.

The fee adjustments were implemented to support continued investment in innovation and enhancing the agent experience while also effectively managing rising inflation, increasing operational costs, and evolving regulatory requirements.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

BUSINESS OVERVIEW AND STRATEGY

Real is a fast-growing real estate technology company that operates as a software-based brokerage across all 50 U.S. states, the District of Columbia, and four Canadian provinces. Our platform leverages artificial intelligence (“AI”) and automation to enhance agent productivity while maintaining a lean operating model. Unlike traditional brokerages, who rely on costly physical offices with high overhead expense, Real operates as a fully digital brokerage, offering agents a more flexible, efficient, and financially compelling model. Within our platform, AI plays a critical role in agent support, enhancing agent productivity, and operational automation, and we believe our integration of AI is differentiated by its focus on real estate-specific applications, including intelligent transaction management, proactive agent assistance, and automated brokerage oversight. Our vision is to transform the home buying and selling experience by integrating technology, AI, and ancillary products and services into a seamless real estate ecosystem - while ensuring agents remain at the center of the transaction.

Software-Based Brokerage Model

Our model is built on developing technology to enhance real estate agent performance, while maintaining a scalable, efficient brokerage operation that does not rely on a cost-heavy brick and mortar presence in the markets we serve.

We believe we are differentiated by our ability to deliver a simple, enjoyable experience that aligns broker, agent, and consumer interests and changes the entire process for the better. We believe we are well positioned to deliver on this promise, supported by our ecosystem which includes:

●	Growth-minded agents who seek to improve the real estate industry through collaboration and innovation.
●	Innovative technology that reduces friction and is designed to keep transactions seamless, transparent, and easily accessible.
●	Integrated services that put the consumer first, including mortgage, title and financial products that contribute to a seamless experience and offer consumers a better product and experience.

Proprietary Technology Platform

Technology is the foundation of Real’s ability to scale efficiently while maintaining low overhead. At the core of our technology platform is reZEN, our proprietary transaction management and brokerage operations software. reZEN powers nearly every aspect of our brokerage, enabling efficiency, automation, and flexibility, by incorporating:

●	End-to-End Transaction Management. Agents can process deals, manage commissions, and direct payments.
●	Automated Compliance & Brokerage Oversight. Reduces manual workload and ensures regulatory compliance in real time.
●	Integrated Payment & Financial Services. Provides commission disbursement and access to financial tools.
●	Leo CoPilot: AI-Powered Agent Support. reZEN powers Leo CoPilot, our AI-driven agent assistant, enhancing productivity and streamlining workflows. Leo acts as a 24/7 concierge to our agents and brokers throughout the United States and Canada, providing real-time insights about past and future transactions and key agent performance metrics. Real’s vision is to create an integrated home buying experience through the adoption of its consumer-facing product called Leo for Clients.
●	Open API for Customization. Agents have the flexibility to integrate certain third-party tools.

By automating and centralizing key brokerage functions, reZEN enhances operational efficiency. It also serves as the foundation for future innovations, including consumer-facing tools and ancillary services expansion.

Agent Compensation & Incentive Model

Real’s agent compensation model is designed to be more financially compelling than traditional brokerage structures, while offering agents higher earnings potential, passive income streams, and opportunities for equity ownership in the Company.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Commission Structure

As a licensed real estate brokerage, our primary revenue source is derived by processing real estate transactions which entitle us to commissions. We distribute a portion of this commission revenue to our agents and brokers, according to our commission structure. The key components of our commission structure include:

●	85/15 Commission Split. Under this model, agents receive 85% of the commission generated from real estate transactions, with the remaining 15% allocated to Real.
●	Annual Cap. Once an agent contributes $12,000 in the U.S. (or other agreed amount) in commission splits to Real, that agent qualifies to receive 100% of their gross commission income per transaction for the remainder of their annual cycle.
●	Transaction Fees. After an agent has reached the Annual Cap, the agent pays a fee of $285 per transaction in the U.S. and CAD $375 per transaction in Canada, in addition to a $40 fee (USD in U.S. and CAD in Canada) per transaction for broker review and Errors and Omissions (“E&O”) insurance.

Revenue Share Model

We offer agents the opportunity to earn Revenue Share, paid out of the Company’s portion of commissions, for new, productive agents that they personally refer and who join our platform. Launched in November 2019, this program has had a major impact on our agent count and revenue growth. The momentum across various markets is largely driven by the enthusiasm of key influential agents who have embraced us, actively bringing peers and others in their network to our growing community. In February 2023, we expanded the program to allow new agents to select two sponsors that split 90% of the Revenue Share stream equally while paying the remaining 10% back to the Company. In July 2024, we introduced Broker Revenue share program under which brokers are eligible for earning 1% of the revenue share that is generated by transactions closed in their state.

Agent Equity Participation

In an effort to incentivize and reward our agents, our agents have the opportunity to earn restricted share units (each an “RSU”) based on achievement of certain performance criteria. These RSUs typically vest over the course of three years into common shares directly linking our agents’ success to the Company’s. Additionally, our Agent Stock Purchase Plan enables agents to buy RSUs with a portion of their commissions. These RSUs vest after one year. To encourage participation, agents participating in the program are eligible for bonus RSUs, enhancing the financial benefits for agents. This equity incentive plan is part of our broader strategy to foster a culture of ownership and alignment.

Strategic Priorities

Expanding Our Agent Network and Market Presence

A key driver of our growth is attracting top-performing real estate agents and teams by offering:

●	A financially competitive commission model with Revenue Share and stock incentives.
●	Technology tools, including reZEN and Leo CoPilot that increase agent productivity.
●	Freedom and flexibility to run their businesses their way, embracing an entrepreneurial mindset without the constraints of a traditional brokerage model.
●	A collaborative culture where agents support and learn from each other, fostering a sense of community and shared success.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Real estate teams have a unique structure and are typically formed by a high producing agent who attracts other agents to work with them and enjoy the leadership and mentoring provided by the team leader. We have introduced programs specifically designed to attract and support large real estate teams and independent brokerages, including:

●	Private Label. Allows independent brokerages to retain their branding while benefiting from Real’s transaction management and back-office support.
●	ProTeams. Gives team leaders flexibility to customize their team members’ caps, splits, and fee structures, making it easier for large groups to transition to Real.

By removing geographic limitations and offering a nationwide platform for team growth, we continue to see strong adoption across multiple U.S. and Canadian markets.

Ancillary Services: One Real Mortgage & One Real Title

Real is building a fully integrated real estate ecosystem through its mortgage and title services, which provide additional revenue opportunities beyond brokerage commissions. These services allow Real to further monetize the significant volume of transactions flowing through its platform while offering agents and their clients access to essential real estate services under the same company umbrella.

Title

One Real Title, which Real acquired in January 2022, through its affiliated entities, offers title and escrow services in Washington D.C. and the following states: Florida, Texas, Georgia, Utah, California, Arizona, Nevada, Tennessee, Minnesota, Michigan, Wisconsin, Maryland, Virginia, Illinois, Pennsylvania, New Jersey, North Carolina and South Carolina. One Real Title operates through wholly-owned subsidiaries of Real , and through joint ventures in which Real is the managing member and majority owner.

Mortgage Broker

One Real Mortgage, which Real acquired in December 2022, offers mortgage broker services in Washington D.C. and the following states: Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Louisiana, Michigan, Minnesota, Mississippi, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Texas and Washington.

Real views these businesses as high-margin, adjacent services that complement our core brokerage operations. With thousands of transactions flowing through our brokerage each year, mortgage and title represent natural opportunities to increase revenue and gross profit per transaction while simplifying the experience for agents and their clients. While still in the early stages, we continue to evaluate opportunities to expand our ancillary services, leveraging the strength of our growing agent network to drive adoption and long-term revenue growth.

Expanding Agent-Centric Financial Technology Products

As part of our ongoing strategy to create new benefits for agents while diversifying Company revenue, we have developed Real Wallet, a financial technology platform that centralizes an agent’s access to Company-branded financial products. In October 2024, we announced the launch of certain Real Wallet products, including:

●	Business checking accounts for select U.S. agents with Thread Bank, Member FDIC, including a Company-branded debit card.
●	Credit lines for select Canadian agents, based on their earnings history with Real.

We expect to continue working on developing an ecosystem of financial products for real estate agents, creating additional revenue streams to monetize the significant gross market value transacted on our platform. These innovations are being designed to empower agents by helping them build wealth within the Real ecosystem.

The Real Brokerage is a real estate technology company and is not a bank. Banking services provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted. All accounts are subject to approval.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Transforming the Consumer Experience

As part of our strategy to transform the home buying process under the guidance of an agent, we are developing Leo for Clients, a technology product designed to streamline the home-buying process for consumers while increasing adoption of our high-margin ancillary services. Leo for Clients is a natural extension of our agent-facing technology platform, providing agents with another value-added service for their clients.

In October 2023, we launched an initial version of a consumer-facing portal for home loan applications called the OneReal app. Since then, we have evolved the program into Leo for Clients. Expected features include:

●	(i) Dedicated AI-enhanced phone lines for each agent;
●	(ii) 24/7 access to property information;
●	(iii) Scheduling for home tours and access to other real estate services via text message.

Testing of Leo for Clients began in the fourth quarter of 2024, with anticipated beta launch later in 2025. We believe this strategy can create a technology-enhanced experience for consumers, while delivering value to shareholders through better monetization of ancillary services.

Pioneering the Future of Real Estate Through Technology

Technology is a core pillar of our strategy, and a key differentiator in the real estate industry. Our commitment to continuous innovation ensures that agents have best-in-class tools to increase productivity, streamline operations, and enhance the transaction experience.

We have built our business around a software-based, AI-enhanced brokerage model, and expect to continue investing in reZEN, Leo CoPilot, Leo for Clients, and Real Wallet, to drive agent success and operational efficiency. We believe these innovations position Real at the forefront of real estate technology, creating a scalable, cost-efficient, and differentiated platform that benefits agents, consumers, and shareholders alike.

MARKET CONDITIONS AND INDUSTRY TRENDS

The real estate brokerage industry is closely aligned with the health of the residential real estate market, which fluctuates with factors such as economic growth, interest rates, unemployment, inventory levels, and mortgage rate volatility. Our business could be negatively impacted by higher mortgage rates or further increases in mortgage rates. As mortgage rates rise, the number of home sale transactions tends to decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than purchase a home. Changes in the interest rate environment and mortgage market are beyond our control and are difficult to predict and, as such, could have a material adverse effect on our business and profitability.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

In 2024, macroeconomic conditions in North America continued to impact the residential real estate market, as well as our business and financial results. The year was characterized by persistent challenges in home buyer affordability and inventory shortages, a continuation of a trend that began during 2022, following robust market activity in 2021. Key 2024 trends observed include:

●	Shifts in monetary policy and interest rates. In 2024, as inflation pressures in the U.S. moderated, the Federal Reserve implemented its first rate cuts since it began raising its benchmark interest rate in the first quarter of 2022. The Federal Funds Rate which had been held at 5.25%-5.50% since July 2023, was lowered to 4.75%-5.00% in September 2024, 4.50%-4.75% in November 2024, and 4.25%-4.50% in December 2024. However, mortgage rates remained elevated, ending the year at an average of 6.9%, up from 6.6% at the end of 2023.This continued an upward trend from 6.4% at the end of 2022 and 3.1% at the end of 2021, according to Freddie Mac data, and has significantly dampened buyer demand. The persistence of high mortgage rates, despite declining benchmark rates, was largely driven by a rise in long-term Treasury yields, a key determinant of mortgage pricing.

●	Persistently low transaction volume. Rising mortgage rates and affordability constraints continued to weigh on transaction volumes. Total existing home sales in the U.S. declined by 1% in 2024 to 4.1 million, essentially unchanged from 4.1 million in 2023, according to data reported by the National Association of Realtors. This marked a further decline from 5.0 million in 2022 and 6.1 million in 2021, and remained well below the historical long-term average of 5.2 million existing home sales. However, in the fourth quarter of 2024, the market began to show early signs of recovery, with existing home sales increasing by 7% compared to the fourth quarter of 2023. Despite these encouraging signs, transaction volumes remain well below typical market levels, constrained by affordability challenges and persistent inventory shortages.

●	Elevated home prices. The median sale price on a U.S. existing home was $404,400 as of December 2024, an increase of 6% from December 2023 and 10% from December 2022. Average home prices remain well above levels experienced prior to the COVID-19 pandemic, as limited inventory has supported elevated pricing levels, a trend driven by the “lock-in effect” of existing homeowners holding onto lower-rate mortgages and reduced new construction activity.

We continue to monitor market trends closely and note that despite muted transaction volumes in the market, the overall impact on the Company has been offset by the significant growth demonstrated in the number of agents transacting on our platform.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES

Presentation of Financial Information

The accompanying consolidated financial statements (“financial statements”) and notes thereto, including all prior periods presented, have been presented under accounting principles generally accepted in the United States of America (“US GAAP” or “GAAP”). U.S. GAAP differs in some respects from International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial statements of companies that are prepared in accordance with IFRS. Due to differences in accounting treatments between IFRS and U.S. GAAP, amounts historically reported for the Company’s financial position, operating results, and cash flows under IFRS changed to being reported under U.S. GAAP in these Financial Statements. These financial statements do not include any explanation of the principal differences or any reconciliation between IFRS and U.S. GAAP.

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements.

Non-GAAP measures

In addition to the reported GAAP measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to GAAP results, these measures are also used internally to measure the operating performance of the Company. These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income (loss) because it excludes major non-cash items such as interest, taxes, and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a useful comparison between our competitors. A reconciliation of EBITDA to GAAP net income (loss) is presented under the section “ Discussion of Results from Operations” in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of finance, stock and stock option expenses provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

A reconciliation of Adjusted EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” of this MD&A.

KEY COMPONENTS OF RESULTS FROM OPERATIONS

Revenues

The Company generates substantially all its revenue from commissions on real estate transactions, with additional revenue from ancillary services and agent-related fees, including annual agent fees, joining fees, and transaction fees. The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between agents, buyers, and sellers. The Company satisfies its performance obligations through closing of a transaction and provides services between the agents and buyers and sellers as a principal. Accordingly, the Company recognizes revenues based on the gross commission amount it expects to be entitled to receive.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Cost of Sales

Cost of Sales primarily consists of commissions paid to Real agents. In Canada, it also includes commissions paid to outside brokerages as required by regulations, along with title fees, and mortgage expenses.

Real agents typically receive 85% of the gross commission earned on a transaction, with 15% retained by the Company. Agents pay the Company 15% of commissions until they reach their annual commission “cap” amount (the “Cap”), at which point they retain 100% of their commissions, minus a per-transaction fee. Each agent’s Cap resets annually on their anniversary date. As the total revenue increases, the Cost of Sales also rise accordingly.

Our margins are influenced by the number of agents reaching their Cap, which is driven by transaction volume and home prices appreciation. As we continue to attract high producing agents, this dynamic may put downward pressure on margins. However, we expect to offset this pressure and enhance margins by expanding One Real Title (title and escrow services), One Real Mortgage (mortgage brokerage), and additional ancillary services that will be integrated into our platform.

Operating Expenses

General and administrative

General and Administrative (“G&A”) expenses include salaries and benefits for corporate employees, stock-based compensation, administrative costs, professional fees, depreciation, and other general expenses that support the Company’s operations. These expenses reflect investments in talent, technology, and corporate infrastructure, including regulatory, legal, and compliance functions, to ensure the Company can scale efficiently while maintaining operational and financial discipline.

Marketing

Marketing expenses primarily consist of Revenue Share payments, stock-based compensation for agents, and other marketing and advertising costs. The largest component is Revenue Share, which reflects payments to agents for attracting productive agents to Real. Agents qualify based on specific performance and referral criteria, making it a key driver of our agent growth strategy. As our agent base expands, so does Revenue Share expense, reflecting the expanding network of participating agents.

Stock-based compensation for agents is another significant component, offering agents multiple paths to earn equity in the company, including production-based awards, attraction-related bonuses, participation in the Agent Stock Purchase Plan, and Elite Agent incentives. These awards typically vest over one to three years aligning agent success with Real’s long-term value creation, fostering engagement and retention.

Other marketing and advertising expenses primarily include marketing team salaries, events, and initiatives to support agent attraction and community-building.

12

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Research and development

Research and development (“R&D”) expense consists primarily of salaries and benefits, stock based compensation, and other related expenses. R&D costs are expensed as incurred, except for software development costs that meet capitalization criteria. Software developed for internal use is capitalized once the preliminary project stage is complete and its completion and intended use are probable, with capitalized amounts recorded under property and equipment.

Settlement of litigation

For the year ended December 31, 2024, the Company recorded a $9.25 million litigation settlement expense related to the resolution of the Umpa v. NAR class action lawsuit. On April 8, 2024, Real entered into a settlement agreement to resolve all claims nationwide, releasing the Company, its subsidiaries, and affiliated agents from liability in the case. The settlement does not constitute an admission of liability or validation of the claims asserted but reflects the Company’s decision to conclusively resolve the litigation.

Other income (expenses), net

Other income (expenses), net primarily consists of interest income earned on cash and marketable securities.

Finance expenses, net

Finance expenses, net primarily include fair value adjustments on outstanding warrants, realized gains or losses on financial instruments, and bank fees. These costs fluctuate based on market conditions, financing activities, and changes in the fair value of financial instruments.

13

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

SUMMARY RESULTS FROM OPERATIONS

The following table sets forth our consolidated statements of comprehensive loss for the years ended December 31, 2024 and 2023.

	For the Year Ended
	December 31, 2024	December 31, 2023
Revenues	$1,264,639	$689,158
Cost of Sales	1,149,898	626,285
Gross Profit	114,741	62,873

General and administrative expenses	61,084	42,913
Marketing expenses	57,477	38,611
Research and development expenses	12,156	7,359
Settlement of litigation	9,250	-
Operating Expenses	139,967	88,883
Operating Loss	(25,226)	(26,010)

Other income (expenses), net	496	(587)
Finance expenses, net	(1,723)	(619)
Net Loss	(26,453)	(27,216)
Net income attributable to noncontrolling interests	88	285
Net Loss Attributable to the Owners of the Company	(26,541)	(27,501)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investments in financial assets	81	330
Foreign currency translation adjustment	794	(28)
Total Comprehensive Loss Attributable to Owners of the Company	(25,666)	(27,199)
Total Comprehensive Income Attributable to Non-Controlling Interest	88	285
Total Comprehensive Loss	(25,578)	(26,914)
Loss per share
Basic and diluted loss per share	$(0.14)	$(0.15)
Weighted-average shares, basic and diluted	191,172	178,127

i.	Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.

14

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

The following table sets forth our consolidated cost of sales and operating expenses for the years ended December 31, 2024 and 2023.

	For the Year Ended
	December 31, 2024	December 31, 2023
Cost of Sales	1,149,898	626,285

Operating Expenses
General and Administrative Expenses	61,084	42,913
Salaries and Benefits	27,081	18,940
Stock Based Compensation	9,324	8,607
Administrative Expenses	3,816	3,244
Professional Fees	16,437	8,425
Depreciation Expense	1,396	1,128
Other General and Administrative Expenses	3,030	2,569
Marketing Expenses	57,477	38,611
Salaries and Benefits	1,048	767
Stock Based Compensation for Employees	29	14
Stock Based Compensation for Agents	10,077	7,780
Revenue Share	42,727	27,905
Other Marketing and Advertising Cost	3,596	2,145
Research and Development Expenses	12,156	7,359
Salaries and Benefits	6,400	3,749
Stock Based Compensation	949	440
Other Research and Development	4,807	3,170
Settlement of Litigation	9,250	-
Total Operating Expenses	139,967	88,883
Total Cost of Sales and Operating Expenses	1,289,865	715,168

The following table provides additional selected financial information for the years ended December 31, 2024, 2023 and 2022

	For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Operating Results
Total Revenues	1,264,639	689,158	381,756
Loss from Continuing Operations	(26,453)	(27,216)	(20,335)
Total Comprehensive Loss Attributable to Owners of the Company	(25,666)	(27,199)	(20,699)

Per Share Basis
Basic and diluted loss per share (i)	(0.14)	(0.15)	(0.12)

i.	Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.

15

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

DISCUSSION OF RESULTS FROM OPERATIONS

Revenue

For the year ended December 31, 2024, total revenues were $1.3 billion compared to $689.2 million for the year ended December 31, 2023, demonstrating the effects of the Company’s growth. The Company generates substantially all its revenue from commissions generated from the sale of real estate properties and other revenues relating to ancillary services. The increase in revenues is attributable to an increase in productive agents on our platform, expansion of the number of states and provinces in which we operate, and increase in the number of transactions closed. We are continually investing in our platform to provide agents with the tools they need to maximize their productivity, which we anticipate will further translate into a larger transaction volume closed by our agents.

A breakdown in revenues (in thousands) generated during the year is included below:

	For the Year Ended
	December 31, 2024	December 31, 2023
Main revenue streams
Commissions	1,255,799	684,873
Title	4,788	2,990
Mortgage Income	4,010	1,295
Wallet	42	-
Total Revenue	1,264,639	689,158

Commissions

Commission revenue for the year ended December 31, 2024 increased to $1,256 million, up from $684.9 million in 2023. This growth was driven by an increase in the number of productive agents on our platform, expansion into additional states and provinces, and higher transaction volume.

Title

Title revenue for the year ended December 31, 2024 increased to $4.8 million, up from $3.0 million for the year ended December 31, 2023. This growth was driven by an increase in the number of transactions closed, expansion into additional states, and an increase in the number of real estate agent teams.

Mortgage Income

Mortgage Income revenue for the year ended December 31, 2024 increased to $4.0 million, up from $1.3 million for the year ended December 31, 2023. This growth was driven by an increase in the number of mortgage loan officers on our platform and an increase in the number of transactions closed.

Wallet

Wallet revenue for the year ended December 31, 2024 totaled $0.04 million. There was no Wallet revenue in 2023, as the product was introduced in the fourth quarter of 2024. Revenue was generated through interchange fees from agents’ use of Real-branded debit cards, interest income on deposit balances held with Thread Bank, Member FDIC, and interest income from credit extended to agents.

16

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Cost of Sales

	For the Year Ended
	December 31, 2024	December 31, 2023
Revenues	1,264,639	689,158
Cost of Sales	1,149,898	626,285
Cost of Sales as a Percentage of Revenues	90.9%	90.9%

Cost of Sales for the year ended December 31, 2024 totaled $1,150 million, compared to $626.3 million for the year ended December 31, 2023, reflecting higher commission payments driven by agent growth and increased transaction volume.

Gross Profit

	For the Year Ended
	December 31, 2024	December 31, 2023
Gross Profit	114,741	62,873
Percentage of Total Revenues	9.1%	9.1%

Gross profit for the year ended December 31, 2024, grew to $114.7 million, up from $62.9 million in 2023. This increase was driven by higher transaction volume, growth in our agent base, and increased contribution from ancillary services such as Title and Mortgage Brokerage. We expect further improvements in Gross Profit as we continue to scale our agent base and expand our high-margin revenue streams.

General & Administrative Expenses

	For the Year Ended
	December 31, 2024	December 31, 2023
Salaries and Benefits	27,081	18,940
Stock Based Compensation	9,324	8,607
Administrative Expenses	3,816	3,244
Professional Fees	16,437	8,425
Depreciation Expense	1,396	1,128
Other General and Administrative Expenses	3,030	2,569
General and Administrative Expenses	61,084	42,913

G&A expenses for the year ended December 31, 2024 increased to $61.1 million, up from $42.9 million in 2023. The largest component of G&A expenses is salaries and benefits, which increased to $27.1 million from $18.9 million, reflecting investments in corporate personnel who support operations, administrative functions, and business growth.

Additionally, professional fees increased to $16.4 million from $8.4 million, primarily due to higher legal expenses related to litigation, broker and recruiter consulting fees, and professional fees associated with audit, tax, and compliance, including our conversion from IFRS to U.S. GAAP during the year.

Stock-based compensation expenses within G&A rose to $9.3 million from $8.6 million, driven by headcount expansion and increased equity compensation for key employees.

17

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Marketing Expenses

	For the Year Ended
	December 31, 2024	December 31, 2023
Salaries and Benefits	1,048	767
Stock Based Compensation for Employees	29	14
Stock Based Compensation for Agents	10,077	7,780
Revenue Share	42,727	27,905
Other Marketing and Advertising Cost	3,596	2,145
Marketing Expenses	57,477	38,611

Marketing expenses for the year ended December 31, 2024 increased to $57.5 million from $38.6 million for the year ended December 31, 2023. The largest driver of this increase was Revenue Share payments to agents, which rose to $42.7 million from $27.9 million in 2023, reflecting growth in our agent based and increased participation in the Revenue Share program. Additionally, stock-based compensation for agents increased to $10.1 million from $7.8 million.

Real prioritizes agent-driven growth over traditional marketing channels, with Revenue Share and equity incentives serving as the primary cost of acquisition. As the agent base continues to grow, these expenses are expected to scale accordingly.

Research and Development Expenses

	For the Year Ended
	December 31, 2024	December 31, 2023
Salaries and Benefits	6,400	3,749
Stock Based Compensation	949	440
Other Research and Development	4,807	3,170
Research and Development Expenses	12,156	7,359

Research and development expenses for the year ended December 31, 2024 were $12.2 million, compared to $7.4 million for the year ended December 31, 2023. The increase was primarily driven by higher headcount and increased maintenance for reZEN and our other technology products.

Operating Loss

	For the Year Ended
	December 31, 2024	December 31, 2023
Operating Loss	(25,226)	(26,010)
Percentage of Total Revenues	2.0%	3.8%

Operating Loss for the year ended December 31, 2024 was $(25.2) million, compared to $(26.0) million in 2023. Besides the other factors described above, the 2024 results also include a $9.25 million litigation settlement expense recorded as part of the resolution of the Umpa v. NAR class action lawsuit. As a percentage of revenue, operating loss in 2024 was 2.0%, compared to 3.8% in 2023. The Company remains focused on balancing growth with improving profitability and is committed to scaling its agent network while driving long-term financial performance.

18

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (in thousands)

	For the Year Ended
	December 31, 2024	December 31, 2023
Net Loss	(26,453)	(27,216)
Add/(Deduct):
Depreciation and Amortization	1,396	1,128
EBITDA (i) (ii)	(25,057)	(26,088)

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the non-GAAP measures section.
ii.	EBITDA is calculated on a trailing twelve-month basis. Refer to non-GAAP measures section of this MD&A for further details.

EBITDA for the year ended December 31, 2024, was $(25.1) million, compared to $(26.1) million in 2023. Besides the other factors described above, the 2024 results also include a $9.25 million litigation settlement expense recorded as part of the resolution of the Umpa v. NAR class action lawsuit.

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

Adjusted EBITDA excludes stock-based compensation expense related to RSUs and options granted pursuant to our equity plans, including our Amended and Restated Omnibus Incentive Plan, finance expenses, depreciation and amortization expense, goodwill impairment, restructuring expenses, and expenses incurred as part of the settlement agreement to resolve the class action litigation, Umpa v. NAR, 4:23-cv-00945 (W.D. Mo.). Stock-based compensation expense is affected by awards granted and/or awards forfeited throughout the year as well as increases in fair value and is more fully disclosed in Note 7 of the Financial Statements, Share-Based Payment arrangements.

19

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

	For the Year Ended
	December 31, 2024	December 31, 2023
Net Loss	(26,453)	(27,216)
Add/(Deduct):
Finance Expenses, net	1,723	591
Depreciation and Amortization	1,396	1,128
Stock-Based Compensation Adjustments	52,916	38,403
Goodwill Impairment	-	723
Restructuring Expenses	-	223
Expenses related to Anti-Trust Litigation Settlement	10,377	-
Adjusted EBITDA(i) (ii)	39,959	13,852

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the non-GAAP measures section.
ii.	Adjusted EBITDA is calculated on a trailing twelve-month basis. Refer to non-GAAP measures section of this MD&A for further details.

Adjusted EBITDA for the year ended December 31, 2024, increased significantly to $40.0 million compared to $13.9 million in 2023. This growth was largely driven by: (i) revenue growth, supported by a higher number of closed transactions and increased agent productivity; (ii) stock based compensation of $52.9 million, up from $38.4 million in 2023; and (iii) expenses related to the settlement of the anti-trust litigation of $10.4 million recorded in 2024.

20

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Stock Based Compensation

The following table is presented in thousands:

	For the Year Ended
	December 31, 2024			December 31, 2023
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock Based Compensation	-	32,537	32,537	-	21,562	21,562
Marketing Expenses – Agent Stock Based Compensation	382	9,695	10,077	2,209	5,571	7,780
Marketing Expenses – FTE Stock Based Compensation	2	27	29	7	7	14
Research and Development – FTE Stock Based Compensation	24	925	949	142	298	440
General and Administrative – FTE Stock Based Compensation	1,763	7,561	9,324	5,914	2,693	8,607
Total Stock Based Compensation	2,171	50,745	52,916	8,272	30,131	38,403

Stock based compensation expense for the year ended December 31, 2024 was $52.9 million compared to $38.4 million for the year ended December 31, 2023. The increase in stock based compensation expense is primarily due to an increase in our share price, resulting in a larger value for the awards granted. For the period ended December 31, 2024 and December 31, 2023, stock-based compensation expense related to our full time employees (“FTEs”) within marketing and research and development are included in the marketing and research and development expense categories.

Stock-based compensation is expected to continue increasing as we expand our agent network, enhance equity programs to attract and retain key personnel, and grant production-based equity awards to qualifying agents. As equity awards typically vest over one to three years, stock-based compensation expense in a given period may fluctuate due to changes in share price and the timing of new grants.

21

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated balance sheets when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

The determination of which classification category is applicable depends, in part, on management’s intent and ability to hold the securities and is made on an instrument-by-instrument basis. Three classification categories are used:

Held to maturity (HTM) — Securities that the entity has the positive intent and ability to hold to maturity are accounted for at amortized cost.

Available for sale (AFS) — Securities that are not classified as held to maturity or trading are accounted for at FVTOCI.

Trading — Trading securities are accounted for at fair value through net income (FVTNI).

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

22

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTNI. A financial liability is classified as at FVTNI if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTNI are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company applies a control-based model to determine derecognition and derecognizes assets when control is surrendered. Control of a financial asset is surrendered only if (1) the transferred asset is legally isolated from the transferor; (2) the transferee has the ability to freely pledge or exchange the transferred financial asset (or third-party beneficial interest holders have the right to pledge or exchange the beneficial interests if the transferee’s sole purpose is to engage in securitization or asset-backed financing activities); and (3) neither the transferor nor its consolidated affiliates or agents maintain effective control over the transferred asset through other rights.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. A breakdown of financial instruments (in thousands) for the year ended December 31, 2024 is included below:

	For the Year Ended December 31, 2024
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	9,368	-	9,368	9,449	-	9,449
Total Financial Assets Measured at Fair Value (FV)	9,368	-	9,368	9,449	-	9,449

23

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

BUSINESS SEGMENT INFORMATION

Refer to Note 5 within the Financial Statements for a description of the Company’s operating segments. The Company has determined that it operates as a single reporting segment - North American Brokerage which comprises of more than 90% of Group’s total revenue and income (loss) from operations. The other three segments One Real Title, One Real Mortgage and Real Wallet are not considered as reporting segments as their revenue and net loss do not meet quantitative threshold set for reporting segments. These three segments are disclosed in an ‘other segments’ category below.

A further breakdown of the Consolidated Statement of Loss and Comprehensive Loss by Business Segment (in thousands) during the year is included below:

	For the Year Ended December 31, 2024
	North American Brokerage	Other Segments	Total
Revenues	1,255,799	8,840	1,264,639
Cost of Sales	1,147,072	2,826	1,149,898
Gross Profit	108,727	6,014	114,741

Operating Expenses(1)(2)	128,953	11,014	139,967
Operating Loss	(20,226)	(5,000)	(25,226)

Reconciliation of profit or loss (segment profit/(loss))
Other income (expenses), net			496
Finance expenses, net			(1,723)
Net Loss			(26,453)

1Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

2Operating expenses includes Revenue share expense of approximately 42,727 thousand and is recorded in the North American Brokerage segment.

	For the Year Ended December 31, 2023
	North American Brokerage	Other Segments	Total
Revenues	684,873	4,285	689,158
Cost of Sales	625,016	1,269	626,285
Gross Profit	59,857	3,016	62,873

Operating Expenses(1)(2)	81,395	7,488	88,883
Operating Loss	(21,538)	(4,472)	(26,010)

Reconciliation of profit or loss (segment profit/(loss))
Other income (expenses), net			(587)
Finance expenses, net			(619)
Net Loss			(27,216)

1Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.

2Operating expenses includes Revenue share expense of approximately 27,905 thousand and is recorded in the North American Brokerage segment.

24

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

A reconciliation of Net Loss to Adjusted EBITDA by business segment is presented below:

	For the Year Ended December 31, 2024
	North American Brokerage	Other Segments	Total
Net Loss	(22,145)	(4,308)	(26,453)
Add/(Deduct):
Finance Expenses, net	1,639	84	1,723
Depreciation and Amortization	609	787	1,396
Stock Based Compensation Adjustments	52,916	-	52,916
Goodwill Impairment	-	-	-
Expenses related to Anti-Trust Litigation Settlement	10,377	-	10,377
Adjusted EBITDA	43,396	(3,437)	39,959

	For the Year Ended December 31, 2023
	North American Brokerage	Other Segments	Total
Net Loss	(23,423)	(3,793)	(27,216)
Add/(Deduct):
Finance Expenses, net	586	5	591
Depreciation and Amortization	444	684	1,128
Stock Based Compensation Adjustments	38,403	-	38,403
Goodwill Impairment	-	723	723
Restructuring Expense	223	-	223
Adjusted EBITDA	16,233	(2,381)	13,852

The amount of revenue from external customers, by geography, is shown in the table below:

	For the Year Ended
	December 31, 2024	December 31, 2023
United States	1,109,616	573,658
Canada	155,023	115,500
Total revenue by region	1,264,639	689,158

25

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

LIQUIDITY AND CAPITAL RESOURCES

The Company has a capital structure comprised of share premium, stock-based compensation reserves, deficit, other reserves, treasury stock, and non-controlling interests. Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from agents and investors in exchange for issuance of Common Shares. The Company has various financing sources to fund operations expects to fund working capital needs through these sources along with cash flows generated from operating activities. The Company expects to meet all of its obligations and other commitments as they become due.

Balance Sheet overview (in thousands)

	As of
	December 31, 2024	December 31, 2023	December 31, 2022
ASSETS
Current Assets	72,911	50,513	28,369
Non-Current Assets	13,684	14,035	15,393
TOTAL ASSETS	86,595	64,548	43,762

LIABILITIES
Current Liabilities	54,452	27,195	21,105
Non-Current Liabilities	—	269	242
TOTAL LIABILITIES	54,452	27,464	21,347
TOTAL EQUITY	32,143	37,084	22,415
TOTAL LIABILITIES AND EQUITY	86,595	64,548	43,762

Asset overview by geographical segment (in thousands)

	As of December 31, 2024
	Canada	Israel	United States	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,840	61	20,475	23,376
Restricted cash	16,140	-	7,949	24,089
Investment in financial assets	73	-	9,376	9,449
Trade receivables	5,089	-	9,146	14,235
Other receivables	-	117	-	117
Prepaid expenses and deposits	-	-	1,645	1,645
TOTAL CURRENT ASSETS	24,142	178	48,591	72,911
NON-CURRENT ASSETS
Intangible assets	-	-	2,575	2,575
Goodwill	-	-	8,993	8,993
Property and equipment	16	11	2,089	2,116
TOTAL NON-CURRENT ASSETS	16	11	13,657	13,684
TOTAL ASSETS	24,158	189	62,248	86,595

26

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

As of December 31, 2024, unrestricted cash and cash equivalents and investments totaled $32.8 million, compared to $28.9 million as of December 31, 2023. Cash is comprised of cash held in our banking accounts and money market funds.

For the year ended December 31, 2024:

●	Cash flows generated from operations was $48.7 million, in comparison to $19.0 million for the year ended December 31, 2023. The increase in operating cash flows was primarily due to the increase in overall growth of the Company.
●	Cash flows from investing activities was $3.8 million, primarily due to withdrawals from investments in debt instruments.
●	Cash flows from financing activities was a cash use of $33.1 million. Cash flow used in financing activities primarily related to the repurchases of Common Shares to satisfy RSU obligations pursuant to the NCIB totaling $36.3 million, which was partially offset by proceeds of $6.3 million from the exercise of options.

We believe that our existing balances of cash and cash equivalents, and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding, including through equity or debt financing.

The following table presents liquidity (in thousands):

	For the Year Ended
	December 31, 2024	December 31, 2023
Cash and Cash Equivalents	23,376	14,707
Other Receivables	117	63
Investment in Financial Assets [iii]	9,449	14,222
Total Capital [i] [ii]	32,942	28,992

[i]	– Total Capital is not a standard financial measure under GAAP and may not be comparable to similar measures reported by other entities.

[ii]	– Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable.

[iii]	– Investment securities are presented in the table below.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Fair Value December 31, 2023	Deposits / (Withdrawals)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Fair Value December 31, 2024

Cash Investments	6,531	(6,531)	-	-	-
Fixed Income	7,597	1,212	480	81	9,370
Investment Certificate	94	(15)	-		79
Total	14,222	(5,334)	480	81	9,449

The Company holds no debt obligations.

27

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Contractual obligations

As of December 31, 2024, the Company had no guarantees, leases or off-balance sheet arrangements.

Capital management framework

Real defines capital as its equity. It is comprised of share premium, stock-based compensation reserves, deficit, other reserves, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended December 31, 2024 and 2023.

INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from the financing activities with Insight Partners into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts.

The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. As of December 31, 2024, the total investment in securities available for sale at fair value was $9.4 million and is more fully disclosed in Note 8 of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value, of the Financial Statements.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

SUMMARY OF QUARTERLY INFORMATION

The following table provides select quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended December 31, 2024. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	350,630	372,488	340,778	200,743	181,341	214,640	185,332	107,845
Cost of Sales	320,645	340,359	308,910	179,984	165,810	195,865	167,573	97,037
Gross Profit	29,985	32,129	31,868	20,759	15,531	18,775	17,759	10,808
General and Administrative Expenses	18,632	16,301	14,015	12,136	15,387	9,234	9,654	8,638
Marketing Expenses	13,698	15,261	15,889	12,629	9,084	11,577	10,266	7,684
Research and Development Expenses	4,042	3,045	2,608	2,462	2,325	1,931	1,579	1,524
Settlement of Litigation	-	-	-	9,250	-	-	-	-
Operating Expenses	36,372	34,607	32,512	36,477	26,796	22,742	21,499	17,846
Operating Income (Loss)	(6,386)	(2,478)	(644)	(15,718)	(11,265)	(3,967)	(3,740)	(7,038)
Other Loss (Income)	(115)	(151)	(57)	(173)	693	(38)	(40)	(28)
Finance Expenses, net	434	214	523	552	32	10	272	305
Income (Loss) Before Tax	(6,705)	(2,541)	(1,110)	(16,097)	(11,990)	(3,939)	(3,972)	(7,315)
Non-controlling interest	62	(45)	(105)	-	26	(85)	(146)	(80)
Income (Loss) Attributable to the Owners of the Company	(6,643)	(2,586)	(1,215)	(16,097)	(11,964)	(4,024)	(4,118)	(7,395)
Other Comprehensive Incomes (loss):
Unrealized Gains (Losses) on Investments in Financial Assets	(16)	3	51	43	116	79	42	93
Foreign Currency Translation Adjustment	529	(230)	376	119	(38)	(52)	(85)	147
Comprehensive Income (Loss)	(6,130)	(2,813)	(788)	(15,935)	(11,886)	(3,997)	(4,161)	(7,155)
Adjusted EBITDA Reconciliation:
Net Loss	(6,705)	(2,541)	(1,110)	(16,097)	(11,990)	(3,939)	(3,972)	(7,315)
Finance Costs	169	(16)	899	671	(6)	(42)	187	452
Depreciation and Amortization	372	358	340	326	298	277	284	269
Stock-Based Compensation Adjustments	15,119	15,417	13,536	8,844	19,423	7,144	6,075	5,761
Goodwill Impairment	—	—	—	—	723	—	—	—
Restructuring Expense	—	—	—	—	58	80	44	41
Expenses related to Anti-Trust Litigation Settlement	118	33	369	9,857	—	—	—	—
Adjusted EBITDA	9,073	13,251	14,034	3,601	8,506	3,520	2,618	(792)
Earnings per Share
Basic and Diluted Loss per Share	(0.033)	(0.013)	(0.006)	(0.087)	(0.066)	(0.022)	(0.023)	(0.041)

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

OTHER METRICS

Year-over-year quarterly revenue growth (in thousands)

	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Commissions	348,083	369,890	338,574	199,252	180,417	213,319	184,022	107,115
Commissions – YoY QTR	93%	73%	84%	86%	89%	92%	65%	75%
Title Revenue	1,338	1,400	1,255	795	480	964	948	598
Title Revenue – YoY QTR	179%	45%	32%	33%	1%	99%	87%	49%
Mortgage Income	1,167	1,198	949	696	444	357	362	132
Mortgage Income – YoY QTR	163%	236%	162%	427%	2,237%	—%	—%	—%
Wallet Income	42	-	-	-	-	-	-	-
Wallet Income - YoY QTR	—%	—%	—%	—%	—%	—%	—%	—%
Total Revenue	350,630	372,488	340,778	200,743	181,341	214,640	185,332	107,845
Total Revenue – YoY QTR	93%	74%	84%	86%	89%	92%	65%	75%

Quarterly key performance metrics

The Company uses the results of our operations and key performance metrics related to our business and the real estate industry to evaluate performance, make strategic decisions, and allocate resources. The below table shows certain key performance metrics the Company periodically reviews to measure performance:

	2024				2023
Key Performance Metrics	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Closed Transaction Sides	35,370	35,832	30,367	19,032	17,749	20,397	17,537	10,963
Total Value of Home Side Transactions ($, billions)	14.6	14.4	12.6	7.5	6.8	8.1	7.0	4.0
Median Home Sale Price ($, thousands)	—	—	—	—	—	—	—	—

Total Agents (thousands)	24	22	20	17	14	12	12	10
Agent Churn Rate (%)	6.8	7.3	7.5	7.9	6.2	10.8	6.5	8.3
Revenue Churn Rate (%)	1.8	2.0	1.6	1.9	4.9	4.5	3.8	4.3

Full-Time Employees	264	240	231	151	159	162	145	127
Full-Time Employees, Excluding One Real Title and One Real Mortgage	178	155	142	117	118	120	102	88
Headcount Efficiency Ratio[1]	1:136	1:140	1:138	1:143	1:116	1:101	1:113	1:114
Revenue Per Full Time Employee ($, thousands)[2]	2	2,403	2,400	1,716	1,537	1,789	1,817	1,226
Operating Expense Excluding Revenue Share ($, thousands) [3]	26,835	22,956	20,037	27,413	19,956	14,796	13,815	12,412
Operating Expense Per Transaction Excluding Revenue Share ($) [4]	759	641	660	1,440	1,124	725	788	1,132

1Defined as full-time brokerage employees excluding One Real Title and One Real Mortgage employees, divided by the number of agents on our platform.

2Excluding One Real Title and One Real Mortgage.

3Defined as total operating expenses per the Company’s statement of comprehensive loss, less revenue share disclosed in the Company’s expense by nature footnote disclosure in the Financial Statements

4Defined as operating expense excluding revenue share, divided by closed transaction sides

We track these key performance indicators to assess business growth, agent and transaction trends, operational efficiency, and financial discipline. Closed Transaction Sides, Total Value of Home Side Transactions, and Median Home Sale Price provide insight into market growth, market share, and transaction volume, key drivers of our revenue. Total Agents, Agent Churn Rate, and Revenue Churn Rate help evaluate agent network expansion, retention, and the stability of our revenue base.

Operational efficiency is measured through Full-Time Employees, Headcount Efficiency Ratio, and Revenue Per Full-Time Employee, which reflect scalability and productivity relative to revenue growth. Operating Expense Excluding Revenue Share and Operating Expense Per Transaction Excluding Revenue Share provide a clearer view of cost management by isolating fixed and discretionary operating expenses from agent-driven revenue share fluctuations.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include goodwill impairment and deferred taxes. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Information about assumptions and estimation uncertainties that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes within the Financial Statements:

–	Deferred taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. Many of the judgments made in adjusting valuation allowances involve assumptions and estimates that are highly subjective. Due to changes in facts and circumstances and the estimates and judgments involved in determining the proper valuation allowances, differences between actual future events and prior estimates and judgments could result in adjustments to these valuation allowances. As of December 31, 2024 and 2023, the Company has recorded a full valuation allowance on its deferred tax assets. Further details of deferred taxes are presented in Note 12 of the Financial Statements.

–	Goodwill

The Company evaluates goodwill for impairment annually in the fourth quarter. In addition to the annual impairment evaluation, the Company evaluates at least quarterly whether events or circumstances have occurred in the period subsequent to the annual impairment testing which indicate that it is more likely than not an impairment loss has occurred. The initial impairment evaluation of goodwill is a qualitative assessment and is performed to assess whether the fair value of a reporting unit is less than its carrying amount. The Company completes a quantitative impairment test if evidence from the qualitative assessment indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company determines the quantitative impairment test is required, the estimated fair value of the reporting unit is determined and compared to its carrying amount, including goodwill. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

Determining the fair value of a reporting segment involves the use of significant estimates and assumptions. The estimate of fair value of each of our reporting segments is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Assumptions critical to our fair value estimates were: (i) discount rates used in determining the fair value of the reporting segments; (ii) estimated future cash flows; and (iii) projected revenue and operating profit growth rates used in the reporting segment models. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rates, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

Details of goodwill including the results of annual impairment tests, are presented in Note 11 of the Financial Statements.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

ACCOUNTING POLICY DEVELOPMENT

Recently Adopted Accounting Pronouncements

The Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This ASU does not alter the methodology employed by the Company in identifying its operating segments, aggregating those operating segments or applying the quantitative thresholds to determine its reportable segments. Instead, the new ASU adds required disclosures concerning significant segment expenses that are regularly provided to or easily computed from information regularly provided to by the chief operating decision maker (“CODM”) and included within the Company’s reported measure of segment profit or loss, as well as certain other disclosures. The new ASU also allows disclosure of multiple measures of segment profitability if those measures are used to allocate resources and assess performance by the CODM. Furthermore, certain annual disclosures will be required on an interim basis. The new ASU is effective for annual financial statements of public business entities for fiscal years beginning after December 15, 2023 and in interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The new guidance should be adopted retrospectively unless impracticable. The Company has adopted ASU 2023-07 retrospectively beginning from January 1, 2023.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as of the end of the period covered by this annual filing. Based on such evaluation, our CEO and CFO have concluded that as of such date, our disclosure controls and procedures were effective at the reasonable assurance level described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting using the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that Real Brokerage maintained effective internal control over financial reporting as of December 31, 2024. Brightman Almagor Zohar & Co., our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, and this attestation report appears in the Financial Statements.

Changes in Internal Control over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Inherent limitations on Effectiveness of Controls

Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Related party transactions

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, President, Chief Technology Officer, Chief Marketing Officer, Chief Operations Officer, Chief Legal Officer and other members of the executive team. Executive officers participate in the A&R Plan (see Note 7.A).

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company’s business. If any of these risks occur, the Company’s business may be harmed, and its financial condition and the results of operation may suffer significantly. Please refer to the risks in Section 5.2 under the caption “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2024, available on SEDAR+ under the Company’s profile at www.sedarplus.com, for a list of risks that could materially adversely affect our business, financial condition or results of operations.

OUTSTANDING SHARE DATA

As of February 26, 2025, the Company had 204.4 million Common Shares issued and 204.0 million Common Shares outstanding.

In addition, as of February 26, 2025, there were 14.6 million Options issued and outstanding with exercise prices ranging from $0.03 to $ 6.50 per share and expiration dates ranging from January 2030 to November 2034. Each Option is exercisable for one Common Share. As of February 26, 2025, a total of 24.0 million RSUs were issued and outstanding. Once vested, each RSU will settle for a Common Share or cash equal to the value of a Common Share.

RECENT DEVELOPMENTS

Normal Course Issuer Bid (“NCIB”)

On May 14, 2024, the Company announced that it renewed its NCIB again pursuant to which Real may purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. Purchases are made at prevailing market prices, and may be conducted during the twelve-month period ended May 28, 2025.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

During the year ended December 31, 2024, the Company repurchased 8.2 million Common Shares for $36.3 million.

33

The Real Brokerage Inc. Management’s Discussion and Analysis for the Year Ended December 31, 2024 and 2023

Executive Trading Plans (Rule 10b5-1)

The Company has adopted a written insider trading policy that governs the purchase, sale, and other dispositions of the Company’s securities by its directors, officers, and employees, designed to promote compliance with applicable insider trading laws and regulations. The policy permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

On November 25, 2024, Michelle Ressler, the Company’s Chief Financial Officer, entered into a 10b5-1 trading plan (the “Plan”), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 218,898 Common Shares, less any amounts that are withheld for the payment of taxes. The first sale of Common Shares will not take place until at least April 1, 2025. The Plan end date is April 1, 2026. Under the Plan, Ms. Ressler will relinquish control over the sale transactions. Accordingly, sales under the Plan may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

ADDITIONAL INFORMATION

These documents, the Company’s Annual Information Form for the year ended December 31, 2024, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and is available on SEDAR+ under the Company’s profile at www.sedarplus.com.

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